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January 29, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

   ATTN.  Mr. Mark Cowan
          Document Control - EDGAR

   RE:    RiverSource Variable Series Trust
             Variable Portfolio - Aggressive Portfolio
             Variable Portfolio - Moderately Aggressive Portfolio
             Variable Portfolio - Moderate Portfolio
             Variable Portfolio - Moderately Conservative Portfolio
             Variable Portfolio - Conservative Portfolio
             RiverSource Variable Portfolio - Limited Duration Bond Fund RiverSource Variable Portfolio - Strategic Income Fund
             Variable Portfolio - AIM International Growth Fund
             Variable Portfolio - AllianceBernstein International Value Fund Variable Portfolio - American Century Diversified Bond Fund Variable Portfolio - American Century Growth Fund
             Variable Portfolio - Eaton Vance Floating-Rate Income Fund
             Variable Portfolio - Fidelity Investments International Equity Fund Variable Portfolio - Growth Fund
             Variable Portfolio - International Fund
             Variable Portfolio - J.P. Morgan Core Bond Fund
             Variable Portfolio - Jennison Mid Cap Growth Fund
             Variable Portfolio - MFS Value Fund
             Variable Portfolio - Mondrian International Small Cap Fund
             Variable Portfolio - Morgan Stanley Global Real Estate Fund Variable Portfolio - NFJ Dividend Value Fund
             Variable Portfolio - Partners Small Cap Growth Fund
             Variable Portfolio - PIMCO Mortgage-Backed Securities Fund
             Variable Portfolio - U.S. Equity Fund
             Variable Portfolio - UBS Large Cap Growth Fund
             Variable Portfolio - Wells Fargo Short Duration Government Fund

          Post-Effective Amendment No. 6
          File No. 333-146374 / 811-22127

Dear Mr. Cowan:

Registrant is filing Post-Effective Amendment No. 6 on Form N-1A pursuant to Rule 485(a)(2) for the purpose of adding new funds to RiverSource Variable Series Trust. This post-effective amendment shall become effective on the seventy-fifth day after filing.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Andrew Kirn at 612-678-9052.

Sincerely,

/s/ Scott R. Plummer
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    Scott R. Plummer
    Vice President, General Counsel and Secretary
    RiverSource Variable Series Trust